EX-99.(h)(i)(a)

APPENDIX A
to the
Administrative and Transfer Agency Agreement
dated May 15, 2020
(the “Agreement”)

as amended and restated September 18, 2020

As of September 18, 2020, the following is a list of Portfolios for which the Administrator shall serve under the Agreement:

AllianzIM U.S. Large Cap Buffer10 Apr ETF
AllianzIM U.S. Large Cap Buffer20 Apr ETF
AllianzIM U.S. Large Cap Buffer10 Jul ETF
AllianzIM U.S. Large Cap Buffer20 Jul ETF
AllianzIM U.S. Large Cap Buffer10 Oct ETF
AllianzIM U.S. Large Cap Buffer20 Oct ETF

IN WITNESS WHEREOF, the parties hereto have caused this amended and restated Appendix A to be executed by their officers designated as of the day and year first above written.

AIM ETF Products Trust	Brown Brothers Harriman & Co.

Brian Muench President	Eruch A. Mody Senior Vice President